C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/FL/AL/CPP/203/02

SEC MAIL RECEIVED PROCESSING SECTION DEC 2 0 2002 WASH. D.C. 155

BY AIRMAIL

11th December, 2002

02060786

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED JAN 1 4 2003 THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 1/8

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated December 11, 2002 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Adoption of Chinese Name
   Date : December 10, 2002
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard Wednesday, December 11, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司*

(Incorporated in Bermuda with limited liability)

ADOPTION OF CHINESE NAME

A special resolution on the adoption of "卜蜂國際有限公司" as the Company's Chinese name for the purpose of registration with the Companies Registry in Hong Kong was duly passed by the Shareholders at the Special General Meeting. The Certificate of Registration of Change of Name of Oversea Company of the Company has been issued by the Companies Registry in Hong Kong on 9th December, 2002.

Reference is made to the circular of C.P. Pokphand Co. Ltd. (the "Company") dated 28th October, 2002 and the announcement of the Company dated 26th November, 2002 respectively.

At the special general meeting of the Company held on 26th November, 2002 (the "Special General Meeting"), a special resolution on the adoption of "卜蜂國際有限公司" as the Chinese name of the Company for the purpose of registration with the Companies Registry in Hong Kong was duly passed by the shareholders of the Company (the "Shareholders"). The Certificate of Registration of Change of Name of Oversea Company of the Company has been issued by the Companies Registry in Hong Kong on 9th December, 2002.

By Order of the Board
C.P. Pokphand Co. Ltd.
Sumet Jiaravanon
Chairman

Hong Kong, 10th December, 2002

* *For identification purpose only*

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/FL/AL/CPP/203/02

BY AIRMAIL

11th December, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

Receipt acknowledged by:-

Name:
Date:

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)